Exhibit 99.1

The following is a brief description of each matter voted upon at the Annual Meeting and the number of votes cast for, withheld, or against, and the number of abstentions with respect to each matter, as applicable.

	RESOLUTION	FOR	AGAINST	ABSTAINED/ WITHHELD
1.	To approve the payment of Directors’ emoluments of a total amount of up to US$500,000 for the financial year ending December 31, 2027.	2,290,691,930	146,863	42,260
2.	To re-appoint Ernst & Young LLP and Ernst & Young Vietnam Limited as the Company’s auditors for the financial year ending December 31, 2026, and to authorize the Directors to fix each of their remunerations.	2,290,804,802	64,158	12,093
3.	To receive and adopt the Directors’ Statement and Audited Financial Statements (which are reported on based on the Singapore Financial Reporting Standards (International) and the Companies Act 1967 of Singapore) for the financial year ended December 31, 2025, together with the Auditor’s Report thereon.	2,290,796,908	60,202	23,943
4.	To re-elect Mr. Pham Nhat Quan Anh as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company.	2,290,245,286	612,845	22,922
5.

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT authority be and is hereby given to the directors of the Company (“Directors”) to:

(a)    (i) issue shares in the capital of the Company (“Shares”), whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements, options, performance units, restricted share units, or other compensatory equity awards (collectively, “Instruments”) that might or would require Shares to be issued, whether such issuance would occur during or after the expiration of this authority, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures, securities, rights, units, purchase contracts or other Instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such person(s) as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b)   (notwithstanding that the authority conferred by the resolution of the shareholders of the Company may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the resolution of the shareholders is in force, provided that:

(A)   in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Companies Act 1967 of Singapore for the time being in force and the Constitution for the time being of the Company; and

(B)  (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.”

		2,290,607,737	225,614	47,702